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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 2)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              PRESERVER GROUP, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              PRESERVER GROUP, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                PRESERVER GROUP, INC. CUSIP NUMBER IS 74082A 10 3
                [NOTE: CERTIFICATES IN THE COMPANY'S FORMER NAME
              MOTOR CLUB OF AMERICA BEAR CUSIP NUMBER 619823 10 7]
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    Stephen A. Gilbert and Patrick J. Haveron
                              Preserver Group, Inc.
                                95 Route 17 South
                            Paramus, New Jersey 07653
                            Telephone: (201) 291-2000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING
                                    PERSONS)

                                    COPY TO:

        Stanley U. North, III, Esq.                     Morris Bienenfeld, Esq.
Sills Cummis Radin Tischman Epstein & Gross, P.A.        Wolff & Samson, P.A.
          One Riverfront Plaza                           280 Corporate Center
      Newark, New Jersey 07102-5400                      Five Becker Farm Road
        Telephone: (973) 643-7000                     Roseland, New Jersey 07068
                                                       Telephone: (973) 740-0500

                           CALCULATION OF FILING FEE:

Transaction Valuation*: $9,791,675.50     Amount of Filing Fee*: $1,958.34

* Estimated for purposes of calculating the amount of the filing fee only.

This calculation assumes the purchase of 1,263,442 shares of common stock, par value $0.50, of Preserver Group, Inc., at a price per share of $7.75 in cash. Such number of shares represents all 1,101,510 shares of common stock outstanding as of December 18, 2001, other than an aggregate of 1,022,870 shares beneficially owned by Archer McWhorter, Alvin E. Swanner and William E. Lobeck, Jr., and their affiliates, which shares will not be tendered in the Offer, plus vested options to purchase 115,000 shares and $746,215 of convertible debentures convertible into 46,932 shares. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

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/x/ Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,958.34            Filing Party: Preserver Group, Inc.
Form or Registration No.: Schedule TO        Date Filed: January 15, 2002

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.
/X/ issuer tender offer subject to Rule 13e-4.
/X/ going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. /X/

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO initially filed January 15, 2002, as amended, relating to the issuer tender offer by Preserver Group, Inc., a New Jersey corporation (the "Company"), to purchase up to 1,101,510 Shares of its issued and outstanding common stock, par value $0.50 per share (the "Shares"), at a purchase price of $7.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2002 (the "Offer to Purchase"), as amended by the Supplement thereto dated February 11, 2002 (the "Supplement") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the Offer and are herein incorporated by reference. The 1,101,510 shares represent all of the issued and outstanding common stock of the Company other than the 1,022,870 issued and outstanding shares owned, in the aggregate, by William E. Lobeck, Jr., Archer McWhorter and Alvin E. Swanner, and their affiliates (collectively, the "Company Affiliates") which 1,022,870 shares will not be tendered in the Offering. This Amendment No. 2 is filed with the Securities and Exchange Commission to attach a press release dated February 28, 2002 (the "Press Release").

In conjunction with the Company's Tender Offer Statement on Schedule TO, the Company Affiliates have filed with the Commission a Tender Offer Statement on Schedule TO relating to the Company's tender offer for the Shares due to the ownership in the Company of the Company Affiliates after the Company's proposed tender offer, certain contractual rights of the Company Affiliates with the respect to the Company's tender offer for the Shares and the financing of the Company's tender offer by certain of the Company Affiliates. Contemporaneously with the Company's filing of this Amendment No. 2, the Company Affiliates are filing with the Securities and Exchange Commission Amendment No. 1 to their Tender Offer Statement on Schedule TO to attach the Press Release.

ITEM 12. EXHIBITS.

(a)(1)(A) Offer to Purchase dated January 14, 2002.*+

(a)(1)(B) Letter of Transmittal dated January 14, 2002.*+

(a)(1)(C) Notice of Guaranteed Delivery. *+

(a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *+

(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *+

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *+

(a)(1)(G) Text of Notice of Offer to Purchase.*

(a)(1)(H) Text of press release issued by Preserver Group, Inc., dated December 18, 2001.*

(a)(1)(I) Text of press release issued by Preserver Group, Inc., dated January 15, 2002. *

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(a)(1)(J) Text of letter of Company President to Shareholders.*+

(a)(1)(K) Supplement to Offer to Purchase, dated February 11, 2002.**+

(a)(1)(L) Recommendation Statement on Schedule 14D-9 of the Company dated February 11, 2002.**

(a)(1)(M)Text of Press Release issued by Preserver Group, Inc., dated February 12, 2002.**

(a)(1)(N) Text of letter of the Company's President to Shareholders dated February 12, 2002.**+

(a)(1)(O) Text of Press Release dated February 28, 2002.

(b)(1)(A) Agreement of Tender Offer, Financing and Merger between the Company and the 13D Group (included as ANNEX B to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*+

(b)(1)(B)Financing Agreement between the Company and Archer McWhorter and Alvin
E. Swanner (included as an Exhibit to the Agreement at ANNEX B).*+

(b)(1)(C) Note of Company in favor of Archer McWhorter and Alvin E. Swanner (included as an Exhibit to the Agreement at ANNEX B).*+

(b)(1)(D) Form of Certificate of Amendment of the Company establishing non-voting Series A Preferred Stock (included as an Exhibit to the Agreement at ANNEX B).*+

(b)(1)(E) Form of Merger Agreement between the Company and Merger Company (to be subsequently filed by amendment as an Exhibit to the Agreement at ANNEX B).

(b)(1)(F) Amendment No. 1 to Agreement of Tender Offer, Financing and Merger between the Company and the 13D Group (included as ANNEX A to the Supplement filed herewith as Exhibit (a)(1)(k)).**+

(c)(1)(A) Opinion of Cochran, Caronia & Co. (included as ANNEX A - Section 1 to the Offer to Purchase filed as Exhibit (a)(1)(A)).*+

(c)(1)(B) Cochran, Caronia & Co. Presentation to the Independent Committee (included as ANNEX A - Section 2 to the Offer to Purchase filed as Exhibit
(a)(1)(A)).*+

(c)(1)(C) Letter of Cochran, Caronia & Co. regarding Opinion reference (included as ANNEX B to the Supplement filed herewith as Exhibit (a)(1)(K)).**+

(f)(1)(A) Excerpts from the New Jersey Business Corporation Act (included as ANNEX C to the Offer to Purchase filed as Exhibit (a)(1)(A)).*+

* Incorporated by reference to the Schedule TO filed by the Company on January 14, 2002.

** Incorporated by reference to the Schedule TO Amendment No. 1filed by the Company on February 12, 2002.

+ Mailed to the Company's shareholders.




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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SCHEDULE TO AND SCHEDULE 13E-3

                                        PRESERVER GROUP, INC.

                                      By:  /s/ Stephen A. Gilbert
                                           ----------------------
                                      Name: Stephen A. Gilbert
                                      Title: President and Chief Executive Offer

Dated: February 28, 2002



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EXHIBIT INDEX

(a)(1)(A) Offer to Purchase dated January 14, 2002.*+

(a)(1)(B) Letter of Transmittal dated January 14, 2002.*+

(a)(1)(C) Notice of Guaranteed Delivery. *+

(a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *+

(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *+

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *+

(a)(1)(G) Text of Notice of Offer to Purchase.*

(a)(1)(H) Text of press release issued by Preserver Group, Inc., dated December 18, 2001.*

(a)(1)(I) Text of press release issued by Preserver Group, Inc., dated January 15, 2002. *

(a)(1)(J) Text of letter of Company President to Shareholders.*+

(a)(1)(K) Supplement to Offer to Purchase, dated February 11, 2002.**+

(a)(1)(L) Recommendation Statement on Schedule 14D-9 of the Company dated February 11, 2002.**

(a)(1)(M)Text of Press Release issued by Preserver Group, Inc., dated February 12, 2002.**

(a)(1)(N) Text of letter of the Company's President to Shareholders dated February 12, 2002.**+

(a)(1)(O) Text of Press Release dated February 28, 2002.

(b)(1)(A) Agreement of Tender Offer, Financing and Merger between the Company and the 13D Group (included as ANNEX B to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*+

(b)(1)(B) Financing Agreement between the Company and Archer McWhorter and Alvin
E. Swanner (included as an Exhibit to the Agreement at ANNEX B).*+

(b)(1)(C) Note of Company in favor of Archer McWhorter and Alvin E. Swanner (included as an Exhibit to the Agreement at ANNEX B).*+

(b)(1)(D) Form of Certificate of Amendment of the Company establishing non-voting Series A Preferred Stock (included as an Exhibit to the Agreement at ANNEX B).*+

(b)(1)(E) Form of Merger Agreement between the Company and Merger Company (to be subsequently filed by amendment as an Exhibit to the Agreement at ANNEX B).

(b)(1)(F) Amendment No. 1 to Agreement of Tender Offer, Financing and Merger between the Company and the 13D Group (included as ANNEX A to the Supplement filed herewith as Exhibit (a)(1)(k)).**+

(c)(1)(A) Opinion of Cochran, Caronia & Co. (included as ANNEX A - Section 1 to the Offer to Purchase filed as Exhibit (a)(1)(A)).*+

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(c)(1)(B) Cochran, Caronia & Co. Presentation to the Independent Committee
(included as ANNEX A - Section 2 to the Offer to Purchase filed as Exhibit
(a)(1)(A)).*+

(c)(1)(C) Letter of Cochran, Caronia & Co. regarding Opinion reference (included as ANNEX B to the Supplement filed herewith as Exhibit (a)(1)(K)).**+

(f)(1)(A) Excerpts from the New Jersey Business Corporation Act (included as ANNEX C to the Offer to Purchase filed as Exhibit (a)(1)(A)).*+

* Incorporated by reference to the Schedule TO filed by the Company on January 14, 2002.

** Incorporated by reference to the Schedule TO Amendment No. 1 filed by the Company on February 12, 2002.

+ Mailed to the Company's shareholders.